Filed by Green Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Green Bancorp, Inc.
Commission File No: 001-36580

DATE:	July 24, 2018

SUBJECT:	Call with Green Bank Employees re: Green Bank and Veritex Community Bank Merger

Geoff Greenwade, President and CEO of Green Bank, N.A.
Okay, Geoff Greenwade, good morning. We’ll go ahead and get started, if everybody can put their phones on mute, please, we’re recording this call. Please put it on mute when you join. Give it another couple of minutes.
Glenn Bell, Houston Market Manager of Green Bank, N.A.
Hey Geoff there are a few people that are trying to call in, they say the line’s busy right now.
I think what’s happening is people are having trouble here at Greenbriar.
Call your names out.
Geoff Greenwade, President and CEO of Green Bank, N.A.
Alright, uh. Please do not put us on hold, put your phones on mute when you get on. If for some reason you’re not getting in, uh, it may be the lines, not to a conference line, but to the building you’re in so just call in on cell phone.
Glenn Bell, Houston Market Manager of Green Bank, N.A.
So come into Greenbriar, my office, if you can’t get on cause I got on at Greenbriar. This is Glennn.
Geoff Greenwade, President and CEO of Green Bank, N.A.
Okay, let’s go ahead and start. Like I said, this call is recorded and we’re not going to have any Q and A because we’re recording it for part of our legal process of the merger and acquisition, uh, but I will address everybody’s ability to ask questions, uh, at the end.

So just, uh, you know, obviously everybody has seen the announcement today about the merger between Green Bank and Veritex Community Bank. Um, you know I’m very excited about this, you know it’s been in the works for the last couple of months, but really gained steam over the last, uh, since the early June period. Uh, a little bit of a back story is if you listen to the call at 8:30 this morning, this all started at the Texas Banker Convention here in Houston in early May when Malcolm Holland, Manny and myself all met one late afternoon just to discuss, you know, concepts, and from there over the next few weeks it gained some momentum and became a hot idea that turned into where we are today.
Um, why I think it’s an important part, that it’s you know the partner will be Veritex Community Bank, they’re headquartered in Dallas, we’re headquartered in Houston, uh, you know they are obviously over weighted to Dallas and we’re over weighted to Houston and it really balances out the company well. They have very similar cultures and philosophies and strategies. Their customers are very similar, we we are gonna share some that we’ve competed on, so I think that’s a, you know, a very important piece to think about is this is a Texas bank that we’re joining up with, uh, and for accounting purposes and a few others, it’s the best thing to take their charter on in name, and I think Terry hit on that in the call why that is the case. But I think that since we’ve always been very open and transparent, that, you know, Green Bank is not building something to grow for 25 or 30 years and at some point we wanted to sell or join somebody this is the perfect solution in my opinion. Um, you know it allows a lot more of the employees on both sides to stay versus if we sold to some out of state bank they’d be looking to chop half of the people. I think this lets us focus on the markets, the metro markets in Texas that we you know both been doing for the last ten years. Um, I think that this is gonna really give us a Texas bank that can go compete with the regionals now. We’re gonna, I think this transforms us from a community bank into a small regional and I think that’s gonna be a very good thing for all of our employees and all of our customers and shareholders.
Um, just to touch briefly on the four senior executives: Manny will you know, give up his title as Chairman and just be on the Board of the holding company and bank. Um, I will be the Houston market president and I will commit to staying on for two years to help with the transition and you know, making sure everything is settled. My goal is to you know, help so our stock price just keeps going up and up and up. Terry Early will continue on as the CFO of the combined companies and then uh, Donald will be joining the credit team as a Senior Executive Credit Officer working with Clay Riebe who’s the Chief Credit Officer of Veritex and Donald will be in charge of the credit administration, a piece of that. Um, I look at this as, you know, no matter what comes out says, it is truly a merger of equals. You know, the Green Bank shareholders will own about 55% of the combined company. The Veritex shareholders will own about 45% and quite frankly, neither bank could do it without the other side’s employees helping and being part of this, so, I think if you did have a chance to listen to the call Terry was asked a question about cost saves and said you know, it seems we’re being conservative and Terry said, hey we’re both very efficiently run banks and they didn’t want to drive a bunch of cost saves that they couldn't reach, so they you know, they came up with some lower numbers than you would normally expect, but because of the you know, the synergies you get from putting the two together you don’t have to have cost saves to make this work, so there will be, obviously you know cost saves in place, but it will be much less of a percentage than a normal type deal.
Um, because I’m not doing a Q&A because this is a recorded call for you know part of the whole merger process that we have to disclose, uh, over the next few days I am going to go around to multiple locations and have smaller group meetings. I will be at Brookhollow tomorrow for some meetings there, during the morning and afternoon. I plan on being in Dallas on Thursday and Friday this week and then will continue the small group meetings next week here in Houston, so hopefully over the course of the next week I’ll be able to talk in person to most of you that are on the call. If I’m not then I’ll get you at some other time. Especially those of you in the branches. I’m not gonna be able to get to every branch but we, you know, through working with Ralph and Garth we’ll, you know, be able to meet with the RMs as groups and we’ll over time get over to all the branches, so um, so that’s gonna be your way to ask those questions, you know Q&A, that’s in the smaller groups and I can be much more open because we won’t be recorded at that point. The main thing I want everybody on this line to think about you know, after we’ve talked about this today let’s get back to focusing on that client experience and worrying about loan growth, deposit growth, fee income growth and our treasury management customers cause there’s nothing more important that we can do uh, you know, starting at 10:15 am 10:20 to get back to our normal great Green Bank client experience.
Um, that is basically the points that I wanted to make today, um like I said you’ll be able to ask questions in smaller groups over the coming days, but I wanted to let everybody know on the call how much I appreciate what you have helped us build, um, you know to be able to be at this point where we could you know, join up with another superior client experience bank here in Texas and then I expect after we put these two together, projected for first quarter of next year that we continue it and then take it even higher into the next level and I think that, and from my opinion as a, being involved with this and as a shareholder, I think we now have something that we’ll have together that can last a much longer period of time than what we had intended for Green Bank. So, I think that’s going to be the biggest benefit for all the employees and customers that are on both sides of this transaction. So with that, I will end and um, want to let everybody know how much I appreciate you and thank you for calling in today.

Important Additional Information will be Filed with the SEC

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed transaction, Green plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a joint proxy statement of Green and Veritex and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Green and Veritex may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus will be mailed to shareholders of Veritex and Green. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY GREEN AND VERITEX, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Veritex Green and Veritex through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098, or by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225.

Participants in the Solicitation

Green, Veritex and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Green or Veritex in respect of the proposed transaction. Information regarding Green’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018, and information regarding Veritex’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 3, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements relating to the impact Veritex expects its proposed acquisition of Green to have on the combined entity’s operations, financial condition, and financial results, and Veritex’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies Veritex expects to realize as a result of the proposed acquisition. The forward-looking statements also include statements about Green, Veritex and the combined entity’s future financial performance, business and growth strategy, projected plans and objectives, as well as other projections based on macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing.

Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in Veritex’s share price before closing, that the businesses of Green and Veritex will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Green or Veritex have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of Veritex common stock to be issued in the transaction, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; economic conditions; customer borrowing, repayment, investment and deposit practices; customer disintermediation; competitive conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors, many of which are beyond the control of Veritex and Green. We also refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Green’s Annual Report on Form 10-K filed by Green for the year ended December 31, 2017, Veritex’s Annual Report on Form 10-K for the year ended December 31, 2017 and any updates to those risk factors set forth in Green’s and Veritex’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. If one or more events related to these or other risks or uncertainties materialize, or if Green’s and Veritex’s underlying assumptions prove to be incorrect, actual results may differ materially from what Green or Veritex anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Neither Green nor Veritex undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein.